Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES\

CU Bancorp’s consolidated ratio of earnings to fixed charges for each of the five years ended December 31, 2013 is indicated below.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	27.46	15.13	26.13	(5.32)	2.63
Including interest on deposits	8.12	2.89	2.99	(0.56)	1.54

The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of: The consolidated interest expense on deposits, securities sold under agreement to repurchase, subordinated debentures and Federal Home Loan Bank borrowings

Currently, CU Bancorp has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in any of the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges presented above.